Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of MediaCo Holding Inc. for the registration of Class A common stock, preferred stock, warrants and rights to purchase Class A common stock, preferred stock or units and units and to the incorporation by reference therein of our report dated April 1, 2024, with respect to the consolidated financial statements of MediaCo Holding Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, IN
August 12, 2024